Continental



INTERIM REPORT | MARCH 31, 2003

INTERIM REPORT AS OF MARCH 31, 2003

Changes to Continental's Executive Board | From the beginning of this year, Manfred Wennemer, Chairman of the Executive Board, has been temporarily in charge of Human Resources and acting Director of Labor Relations. He will hand over these functions to Thomas Sattelberger, who will take up his duties on July 1, 2003.

On February 1, 2003, Martien de Louw took over as head of Passenger Tires which, up to then, had been Manfred Wennemer's responsibility. Martien de Louw will initially manage the division from Charlotte, North Carolina, USA. Prior to joining Continental, he was Director of Product Development at DAF Trucks.

Official Partner of the 2006 FIFA World Cup™ | Since January 2003 we have been a partner of the 2006 world cup football tournament in Germany. Our involvement in this sporting event will help us noticeably strengthen and expand consumer awareness of Continental on a world-wide scale.

Cooperations | In February 2003 we signed an agreement to establish a cooperative venture with Malaysian conglomerate Sime Darby. The aim of the joint venture is to enlarge our tire production and distribution base in Asia, which will in turn help us increase our market share in the ASEAN region and Australia.

In March, ContiTech Air Spring Systems concluded an agreement with the Korean supplier of equipment for commercial vehicles, Dae Won Kang Up, covering the foundation of a joint venture called ContiTech Dae Won Airspring Systems. This new company, in which ContiTech holds a majority interest of 51%, will enable us to reinforce our market position for commercial vehicle air springs in the Asian countries. Production is scheduled to commence in the first quarter of 2004.

Continental Corporation

Earnings Significantly Outperform; Last Year Indebtedness Reduced | At € 2,822 million, consolidated sales for the first quarter of 2003 rose 3.2% from € 2,734 million last year. After adjustment for exchange rate effects, sales were up 9.7%. The consolidated operating result or EBITA (EBIT before regular goodwill amortization) jumped 24.3% from € 148 million to € 183 million. The return on sales amounted to 6.5% against 5.4% for the same period last year. Consolidated net income after taxes advanced 28.5% from € 68 million to € 87 million, and earnings per share from € 0.53 to € 0.67. There was no pro forma effect on per-share earnings resulting from the adoption of FAS 148/123 (stock option plans).

Owing to the positive development in earnings and the seasonal increase in working capital compared with the end of 2002, free cash flow at March 31, 2003 amounted to € -146 million, as against last year's € -93 million. Adjusted for positive exchange rate effects in the amount of € 49 million, net indebtedness was € 97 million higher than at the end of 2002. Compared with March 31, 2002, however, net indebtedness was down € 684 million to € 1,996 million. This gives a gearing ratio of 113%, in contrast with 161% last year.

Effective indebtedness, including the sale of accounts receivable, was about € 20 million below December 31, 2002.

Changes in the Scope of Consolidation | Since the beginning of this year, our Mexican company, Continental Tire de Mexico, which previously had been fully consolidated into the Passenger Tires division, has been assigned to the relevant product groups of Passenger Tires and Commercial Vehicle Tires. The same applies to Continental Tyre South Africa, our South African company formerly fully consolidated into the Commercial Vehicle Tires division.

Continental Automotive Systems

Strong Gains in Sales and Earnings | The Continental Automotive Systems division increased its sales during the first quarter of 2003 by 7.4% from € 1,113 million to € 1,195 million. Adjusted for currency effects, sales were 15.0% higher.

This positive development in sales is attributable to volume gains in all areas of the division's business, with the highest growth being achieved by the Hydraulic Brake Systems and

Electronics units. Volumes declined slightly in North America, but were higher in Europe.

Continental Automotive Systems reported a marked improvement in its operating result (EBITA) from € 50 million to € 82 million. The return on sales amounted to 6.9%, compared with 4.5% last year.

Passenger Tires

Good Business in Europe More Than Offsets Losses in the NAFTA Region | At € 900 million, sales of the Passenger Tires division were up 3.3% from last year's figure of € 871 million. Before changes in the scope of consolidation due to the companies in Mexico and South Africa, and adjusted for exchange rate effects, sales rose 9.1%.

In Europe, we achieved sharp growth in volumes sold to vehicle manufacturers and the replacement sector. In the NAFTA region, business with the automobile industry improved, while volumes in the replacement markets failed to reach last year's levels. Losses in the NAFTA region were more than offset by the encouraging business in Europe. Although earnings were impacted by higher prices for materials and additional social welfare costs in the USA, they were also positively influenced by the consolidation changes totaling € 7 million.

The Passenger Tires division increased its operating result (EBITA) to € 57 million from € 48 million for the same period last year. This brings the return on sales up from 5.5% to 6.3%.

Commercial Vehicle Tires

Consolidation Changes Weaken Sales and Earnings | Sales of the Commercial Vehicle Tires division were down 7.5% on the year before from € 306 million to € 283 million. However, before changes in the scope of consolidation of the companies in Mexico and South Africa, and after adjustment for exchange rate effects, sales were up 3.4%.

The division reported increased sales volumes and bigger market shares in the European original equipment and replacement markets. In the NAFTA region, volumes to the automobile industry improved, while the replacement business fell short of last year's performance. The higher material prices and additional social welfare costs in the USA had a negative effect on earnings. In addition, earnings were pressed down further by the € 7 million in consolidation changes.

The Commercial Vehicle Tires division reported an operating result (EBITA) of € 11 million, compared with € 17 million last year. The return on sales declined from 5.4% to 3.9%.

ContiTech

Sales and Earnings Up | The ContiTech division's first-quarter sales increased 2.4% from € 449 million to € 459 million. Adjusted for exchange rate effects, they were 4.2% higher. With the exception of Conveyor Belt Systems and Elastomer Coatings, all units contributed to this increase, with the largest growth being reported by the Power Transmission and Air Spring Systems businesses.

Earnings rose not only because of bigger sales volumes but also as a result of the measures initiated last year to improve efficiency.

ContiTech increased its operating result (EBITA) from € 37 million to € 41 million, thus generating a return on sales of 8.9% compared with 8.3% for the same period last year.

Larger Work Force | At the end of the first quarter of 2003, there were 1,131 more employees working for the Corporation than at the end of 2002. This increase to a total of 65,510 was largely attributable to the expansion of production capacities within the Continental Automotive Systems division.

Outlook | We are expecting 2003 to see declines in automobile production in Europe and North America. However, since only about 60% of our business is tied to the automobile industry, we are anticipating that the full-year operating result will reach last year's level and that the gearing ratio will be reduced to 100%.

CONSOLIDATED STATEMENTS OF CASH FLOW JANUARY 1 TO MARCH 31

in millions of €	2003	2002	2001
Net income after taxes	87	68	42
Minority interests/Cumulative change in accounting principle	3	1	1
Depreciation and amortization of fixed assets and investments	145	149	153
Income/expenses with no effect on funds	8	6	- 4
Net cash flow	**243**	**224**	**192**
Changes in working capital	- 259	- 101	- 357
Effects from the sale of accounts receivable	- 109	- 180	- 182
Changes in other assets and liabilities	93	87	- 14
Net cash used for/provided by operating activities	**- 32**	**30**	**- 361**
Financial investments	- 1	- 6	- 14
Capital expenditures	- 124	- 123	- 135
Proceeds on disposal	11	6	17
Cash used for investing activities	**- 114**	**- 123**	**- 132**
Free cash flow	**- 146**	**- 93**	**- 493**
Dividends paid	–	–	–
Changes in shareholders' equity*	–	30	–
Effects of exchange rate changes	49	- 15	- 55
Change in net indebtedness	**- 97**	**- 78**	**- 548**

* Contains the sale of treasury stock as well as the issuance of employee shares

CONSOLIDATED BALANCE SHEETS

in millions of €	March 31, 2003	March 31, 2002	March 31, 2001
Intangible assets	1,560	1,685	1,471
Property, plant and equipment	2,760	3,023	2,850
Investments	146	154	128
Inventories	1,171	1,288	1,310
Accounts receivable	1,436	1,553	1,461
Cash, cash equivalents and marketable securities	419	521	238
Other assets	1,050	1,225	825
Total assets	**8,542**	**9,449**	**8,283**
Shareholders' equity	1,764	1,667	1,931
Provisions for pensions	1,189	1,216	1,109
Other provisions	1,188	1,111	719
Indebtedness	2,414	3,201	2,804
Other liabilities	1,987	2,254	1,720
Net indebtedness	**1,996**	**2,680**	**2,566**
Gearing ratio in %	**113**	**161**	**133**
Sale of accounts receivable*	401	438	347

* Including contingent liabilities on notes

CONSOLIDATED STATEMENTS OF INCOME
JANUARY 1 TO MARCH 31

in millions of €	2003	2002	2001
Sales	**2,822**	**2,734**	**2,578**
Cost of sales	- 2,494	- 2,437	- 2,298
Depreciation and amortization	- 145	- 149	- 153
EBITA	**183**	**148**	**127**
Goodwill amortization	–	–	- 21
Net interest expense	- 32	- 37	- 37
Net income before taxes	**151**	**111**	**69**
Tax expense	- 61	- 42	- 26
Minority interests	- 3	- 1	4
Cumulative change in accounting principle	–	–	- 5
Net income after taxes	**87**	**68**	**42**
Earnings per share in €	0.67	0.53	0.33

SALES/EBITA
JANUARY 1 TO MARCH 31

in millions of €	2003	2002	2001
Continental Automotive Systems			
Sales	1,195	1,113	879
EBITA	82	50	44
as % of sales	6.9	4.5	5.0
Passenger Tires			
Sales	900	871	890
EBITA	57	48	23
as % of sales	6.3	5.5	2.6
Commercial Vehicle Tires			
Sales	283	306	311
EBITA	11	17	8
as % of sales	3.9	5.4	2.6
ContiTech			
Sales	459	449	477
EBITA	41	37	46
as % of sales	8.9	8.3	9.6
Holding/Consolidation			
Sales	- 15	- 5	21
EBITA	- 8	- 4	6
Corporation			
Sales	2,822	2,734	2,578
EBITA	183	148	127
as % of sales	6.5	5.4	4.9

FINANCIAL CALENDAR

2003	
Financials press conference	April 8
Analyst conference	April 8
Interim report as of March 31, 2003	May 5
Annual Shareholders' Meeting	May 23
Interim report as of June 30, 2003	July 31
Interim report as of September 30, 2003	October 29

2004	
Financials press conference	March
Analyst conference	March
Interim report as of March 31, 2004	April
Annual Shareholders' Meeting	May 14
Interim report as of June 30, 2004	July
Interim report as of September 30, 2004	October

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Company address | Vahrenwalder Strasse 9 | 30165 Hanover | Germany | www.conti-online.com
Corporate Communications | Phone +49 (0) 511 938 - 11 46 | Fax +49 (0) 511 938 - 10 55 | prkonzern@conti.de
Investor Relations | Phone +49 (0) 511 938 - 17 06 | Fax +49 (0) 511 938 - 19 43 | ir@conti.de


Continental

WE INVITE OUR SHAREHOLDERS ...

The invitation has been published in the electronic and in the printed version of The Federal Bulletin (Bundesanzeiger) of April 15, 2003.

... TO THE ANNUAL SHAREHOLDERS' MEETING,

in the Kuppelsaal of the Hanover Congress Centrum,
Theodor-Heuss-Platz 1-3, 30175 Hanover, at 10 a.m. on Friday, May 23, 2003.

AGENDA

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the approved consolidated financial statements as of December 31, 2002, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2002

2. Allocation of net income | The Executive Board and the Supervisory Board propose that the net income available for distribution from fiscal 2002, in the amount of €58,985,102.90, be used as follows:

in €	
Distribution of a dividend in the amount of €0.45 per dividend-bearing no-par-value share	58,588,482.15
Carried forward	396,620.75
Net income	58,985,102.90

3. Ratification of the Executive Board's actions for fiscal 2002 | The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2002 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2002 | The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2002 be ratified.

5. Election of the auditors for fiscal 2003 | The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected as auditors for fiscal 2003.

6. Authorization to acquire and to dispose of own shares | The authorization to acquire own shares issued to the Executive Board by the Annual Shareholders' Meeting of May 29, 2002, will expire at the end of the day on November 28, 2003, and hence before the 2004 Annual Shareholders' Meeting. The authorization is, therefore, proposed to be renewed and the amount adjusted to correspond to the current capital stock level.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) The Company shall be authorized to acquire Company shares with an accounting par value share of the capital stock of up to €34,437,977.60 via the stock exchange or on the basis of a tender offer to the shareholders. The consideration or the purchase price paid by the Company per share (without the additional costs of acquisition) may not fall below or exceed the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system)

aa) on the last five trading days before acquisition by more than 10%, if acquired via the stock exchange;

bb) on the fifth to ninth trading day before announcement of the offer by no more than 20% if the acquisition is on the basis of a tender offer to the shareholders.

b) Said acquisition authorization expires on November 22, 2004. It can also be exercised in partial amounts.

c) The Executive Board is authorized, with the consent of the Supervisory Board, to make use of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting also in other ways than sale via the stock exchange or on the basis of a tender offer to the shareholders for all legally permitted purposes and in particular:

aa) for sale to third parties against cash payment and/or as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or holdings therein by the Company or any of its affiliated companies;

bb) for admission of the shares to official registration on foreign stock exchanges on which they were not previously registered;

cc) to honor subscription rights granted under the 1999 Stock Option Plan resolved by the 1999 Annual Shareholders' Meeting.

d) Authorization to sell the acquired shares against cash payment as per Paragraph c) Letter aa) and for registration of the share on a stock exchange as per Paragraph c) Letter bb) is limited to shares with an accounting par value of the capital stock of up to €34,437,977.60. The amount shall be reduced by the aggregate accounting par value of the capital stock which in future

aa) is issued in conjunction with the use of authorized capital, if and to the extent the statutory subscription right is excluded as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act (AktG);

bb) can be subscribed to on the basis of rights from bonds with warrants and/or convertible bonds to the extent that the statutory subscription rights of shareholders are excluded as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act (AktG) in conjunction with the issue of said bonds with warrants or convertible bonds.

e) The price for each share in the case of sale to third parties against cash payment as per Paragraph c) Letter aa) or admission to the stock exchange as per Paragraph c) Letter bb) may not fall more than five percent below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the shares or, respectively, the day of registration of the shares.

f) A right on the part of the shareholders to subscribe to the Company's own shares is excluded insofar as the shares are sold in accordance with the authorization granted in Paragraph c) Letters aa) to cc) hereof.

g) On the basis of this authorization or an authorization granted earlier by the Annual Shareholders' Meeting, the Executive Board is authorized, with the consent of the Supervisory Board, to redeem the acquired shares of the Company without a further resolution of the Annual Shareholders' Meeting being required for the redemption or for implementation of the redemption.

h) The authorizations included in Paragraphs c) and g) can be respectively used as a whole or in part, individually or jointly. They expire when and insofar as the shares acquired on the basis of the authorization proposed under Letter a) have been disposed of by exercise of the authorization granted under Letters c) or g) hereof or have been sold via the stock exchange or on the basis of a tender offer to the shareholders.

i) The authorization to acquire own shares granted the Executive Board by the Annual Shareholders' Meeting of May 29, 2002, as per Item 6 Letter a) of the agenda of said Shareholders' Meeting shall be cancelled once the new authorization proposed herewith takes effect.

7. Supervisory Board compensation, respective amendment to the Articles of Incorporation | As regards the compensation paid out to members of the Supervisory Board, a distinction has been made to date only between the chair, the deputy chair and the other Board members. Compensation does not take into account membership in or chairing of Supervisory Board committees. In conformity with a recommendation of the German Corporate Governance Code such is proposed to be taken into account in the future. It is also proposed that the compensation for the members of the Supervisory Board be adjusted considering the higher demands placed on the tasks exercised by the Supervisory Board. For the sake of enhanced transparency, the variable component of compensation shall, in the future, be calculated on the basis of the absolute amount of the dividend distributed per share. Finally, it shall be made clear that the Company can also conclude a so called directors and officers liability insurance for members of the Supervisory Board.

The Supervisory Board and Executive Board thus propose that Section 16 of the Articles of Incorporation be amended to read as follows:

“Section 16

(1) In addition to reimbursement of their cash outlay and of turnover tax to which they are subject for their activity on the Supervisory Board, the members of the Supervisory Board shall each receive a fixed compensation of €7,000.00, payable after lapse of the fiscal year.

(2) In addition each member shall receive a variable compensation component in the amount of €900.00 per each €0.01 dividend paid out per no-par-value share for the past fiscal year.

(3) The chair and the deputy chair of the Supervisory Board and those chairing or being members in a committee shall receive a higher compensation. For the chair it shall amount to twice the base compensation, for the deputy chair and the chair of a committee 1.5 times the base compensation, and for the members of a committee 1.25 times the base compensation. Insofar as a member of the Supervisory Board exercises more than one function for which higher compensation is stipulated, the compensation paid said member shall be determined solely by that function exercised by the particular member for which the highest compensation is stipulated.

(4) Each member shall receive €350.00 per Supervisory Board meeting personally attended. This applies also to personal attendance at committee meetings not held on the same day as a meeting of the Supervisory Board.

(5) In the event that the term of office of a member of the Supervisory board or the function for which higher compensation is paid begins or ends in the course of a fiscal year, the member of the Supervisory Board shall receive the compensation or higher compensation on a pro rata basis.

(6) At its expense, the Company can take out directors and officers liability insurance for the members of the Supervisory Board. The insurance shall contain an appropriate deductible."

At present, Section 16 of the Articles of Incorporation reads as follows:
"(1) In addition to reimbursement of their cash outlay and of turnover tax to which they are subject for their activity on the Supervisory Board, the members of the Supervisory Board each obtain a fixed compensation in the amount of €5,112.92 annually.

(2) Alongside this, each member receives compensation in the amount of €2,045.17 for each percent dividend distributed to the shareholders.

(3) The chair of the Supervisory Board receives double the aforementioned amounts, the deputy chair 1½ times said amounts."

8. Election to the Supervisory Board | Section 96 Subsection 1 and Section 101 Subsection 1 of the German Stock Corporation Act (AktG) and Section 7 Subsection 1 No. 3 of the Codetermination Act of May 4, 1976 governs the composition of the Supervisory Board. The Annual Shareholders' Meeting is not bound by election nominations.

Supervisory Board member Dr. Giuseppe Vita, who was elected by the Annual Shareholders' Meeting, resigned as of June 30, 2002. At the same time, the substitute Board member, Mr. Walter Flecken, who was likewise elected by the Annual Shareholders' Meeting, replaced Dr. Vita on the Board.

After Mr. Flecken has resigned from his seat on the Supervisory Board, the local court in Hanover, in accordance with Section 104 of the German Stock Corporation Act (AktG), appointed Jan P. Oosterveld to the Supervisory Board per judicial order of January 22, 2003.

The Supervisory Board proposes at this time that Mr. Jan P. Oosterveld, Amsterdam, a member of the Group Management Committee of Royal Philips Electronics N.V., be elected to the Supervisory Board for the remaining term of office of the Supervisory Board, i.e. through to conclusion of the Annual Shareholders' Meeting that resolves on ratification for actions taken in fiscal 2003.

The Supervisory Board proposes, moreover, that the following persons be elected as substitute members for Mr. Oosterveld, to replace him on the Board in the order listed hereinbelow in the event that he should resign from the Supervisory Board before the end of his term of office and to resume their position as substitute members when the Annual Shareholders' Meeting holds a new election for the Board seat:

Mr. Walter Flecken, Braunschweig, Member of the management of the North Region of Deutsche Bank AG
Mr. Jürgen Than, Hofheim/Taunus, General Counsel of Dresdner Bank AG.

At the time of the appointment of the other Shareholder Supervisory Board members, the two gentlemen were already elected by the Annual Shareholders' Meeting of July 1, 1999, as substitutes for said Board members.

The persons proposed for election above are members of the following Supervisory Boards and of comparable domestic and foreign supervising bodies of companies:

Jan P. Oosterveld (comparable controlling bodies):
LG. Philips LCD Co., Ltd., Seoul, Korea (chair)*
LG. Philips Displays Holding B.V., Eindhoven, Netherlands*
Philips Venture Capital Fund B.V., Eindhoven, Netherlands*
Philips Electronics China B.V., Eindhoven, Netherlands*

Walter Flecken (Supervisory Board):
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hanover.

* Group Companies within the meaning of § 100 Section 2 German Stock Corporation Act.

9. Possibility of a distribution in kind, respective amendment to the Articles of Incorporation | The Law on Further Reform of Stock Corporation and Balance Sheet Law, Enhanced Transparency and Publicity (TransPuG) of July 19, 2002 (Federal Law Gazette (BGBl) I 2002, page 2681) allows the Annual Shareholders' Meeting to resolve a distribution in kind if the articles of incorporation of the company explicitly provide for this possibility. To allow for adoption of a resolution of this kind, the Articles of Incorporation are proposed to be amended accordingly. It is, moreover, to be made clear that in the event of a distribution in kind, the variable Supervisory Board compensation is to be calculated on the basis of the market value of what is distributed in kind.

The Executive Board and the Supervisory Board thus propose that:

a) a second clause be added to Section 22 Subsection 2 of the Articles of Incorporation, reading as follows:

"In resolving on the allocation of the net income, a distribution in kind can be resolved in addition to or instead of a distribution in cash."

At present Section 22 Subsections 1 and 2 read as follows:
"(1) The Annual Shareholders' Meeting takes place within the first eight months of a fiscal year.

(2) It resolves in particular on the use of the net income, on the election of auditors, on the ratification of the actions of the Executive Board and the Supervisory Board, on the election of members of the Supervisory Board and, in the cases provided for in the law, on the adoption of the financial statements."

b) the following clause be added to Section 16 Subsection 2 of the Articles of Incorporation:
"In the event of a distribution in kind, the value of the distribution is to be determined on the basis of the market value of what is so distributed."

Section 16 Subsection 2 in its current form is provided under Item 7 of the Agenda.

10. Proxy voting rights, transmission of the Annual Shareholders' Meeting, respective amendment to the Articles of Incorporation | The Company wants to make it easier for the shareholders to exercise their voting rights by allowing them to avail themselves of modern means of communication to authorize proxies appointed by the Company. The Articles of Incorporation shall, moreover, allow for the possibility provided by the TransPuG – that of completely and publicly transmitting visually and audially the Annual Shareholders' Meeting.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) A new Subsection 4 is to be added to Section 18 of the Articles of Incorporation, reading as follows: "(4) The voting right can be exercised by proxies. Authorization of a proxy appointed by the Company can be effected by an instrument in writing, by fax and electronically in a way to be determined more precisely by the Company. The details for granting this authorization shall be published in conjunction with the convocation of the Annual Shareholders' Meeting."

b) A new Subsection 2 will be inserted in Section 19 of the Articles of Incorporation, to read as follows: "(2) If this is announced in the invitation to the Annual Shareholders' Meeting, the chairman at the meeting can allow the complete or partial video and audile transmission of the Annual Shareholders' Meeting via electronic media in a manner to be determined in greater detail by said chairman. The transmission can also be effected in a manner affording the public unlimited access."

The previous Subsections 2 and 3 of Section 19 of the Articles of Incorporation shall become Subsections 3 and 4 in the same order as at present.

11. Other amendments to the Articles of Incorporation | Section 25 of the German Stock Corporation Act, as amended by the Trans-PuG, stipulates that company announcements must be published in the electronic edition of The Federal Bulletin (Der Bundesanzeiger). After amendment of Section 171 of the German Stock Corporation Act (AktG), it is now required that the consolidated financial statements be submitted to the Supervisory Board also for its comments and approval. Hence the Annual Shareholders' Meeting as well can in certain cases bear responsibility for the approval. The Articles of Incorporation are

to be adapted to accord with these changes in the law.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) Section 3 of the Articles of Incorporation is amended, with "the electronic edition" of being placed in front of "The Federal Bulletin" and reworded as follows:
"Company announcements are made in the electronic edition of The Federal Bulletin (Bundesanzeiger)."

At present Section 3 reads as follows:
"Company announcements are made in The Federal Bulletin (Bundesanzeiger)."

b) A new Clause 4 is to be added in Section 21 Subsection 3:
"The preceding sentence also applies to the consolidated financial statements."

Section 21 Subsection 3 of the Articles of Incorporation presently reads as follows:
"(3) The Supervisory Board has to pass its report to the Executive Board within a month of receipt of these submissions. In the event that this does not occur in the time allotted, the Executive Board must immediately set the Supervisory Board a deadline of one additional month at most. In the event that the Supervisory Board report is not passed on to the Executive Board by this deadline, the financial statements shall be deemed not approved by the Supervisory Board."

c) The words "as well as with respect to the approval of the consolidated financial statements" are to be inserted at the end of Section 22 Subsection 2. Section 22 Subsection 2 shall read as follows:

"(2) It resolves in particular on the use of the net income, on the election of the auditors, on the ratification of the actions of the Executive Board and the Supervisory Board, on the election of members of the Supervisory Board and, in the cases stipulated by the law, on the adoption of the financial statements and the approval of the consolidated financial statements."

Section 22 Subsection 2, as it stands at the moment, is provided under Item 9 of the Agenda.

Report by the Executive Board for the Annual Shareholders' Meeting – pursuant to Section 186 Subsection 4 of the German Stock Corporation Act (AktG) – on Item 6 of the agenda regarding the exclusion of subscription rights pursuant to Section 71 Subsection 1 No. 8, Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act (AktG)

The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire own shares – which authorization expires on November 28, 2003 – for the period of 18 months as allowed by law. The proposal submitted substantially coincides with the contents of the authorization already granted.

A purchase by the Company must be effected exclusively via the stock exchange or on the basis of a public tender addressed to the shareholders. Compliance with the obligation of equal treatment of all shareholders pursuant to Section 71 Subsection 1 No. 8 Clauses 3 and 4 of the German Stock Corporation Act (AktG) is thus assured. By limiting the authorization to an accounting share of the capital stock in the amount of €34,437,977.60, the proposal takes into account the statutory upper limit for an authorization, which is equal to 10% of capital stock.

The Company shall be authorized to sell its own shares to third parties against cash consideration without having to offer them via the stock exchange or to all shareholders by public tender. This possibility serves the interest of the Company to sell its own shares to institutional investors, for example, or to be able to attract other new domestic or foreign shareholder groups. For the same purpose, there should be a possibility to use treasury shares for registering the Continental share on stock exchanges on which they are not yet listed. There are no concrete plans at the moment for such a registration. However, the Company ought to be in a position to make such a decision and implement it at any time.The possibility of being able to exclude subscription rights allows management to take advantage of any possibilities as may arise in a swift, flexible and targeted manner at reasonable cost. The financial interests of the shareholders are maintained by the fact that the sale – in compliance with Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act (AktG) – may be effected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% vis-à-vis the average closing rates of Continental shares in Xetra trading (or a comparable successor system) on the last five trading days prior to conclusion of the agreement on the sale of the shares.

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and in conjunction with the indirect or direct acquisition of companies or holdings. In this way the Company gives itself the option of using its own shares as consideration for contributions in kind made by a seller and thus to use said shares as "acquisition currency". It is in the interest of the Company and its shareholders to constantly have its own shares available as consideration for the acquisition of companies or holdings so as to be able to swiftly and flexibly use them for an acquisition as the need arises. The advantage that use of its own shares has over a capital increase against contribution in kind is that the own shares can be procured faster and more easily without having to increase capital stock.

Using own shares in this way means, of course, that the shares cannot be sold to the Company's own shareholders, for which reason the proposed exclusion of shareholder subscription rights is necessary. In the interest of the shareholders and of the Company, the Executive Board endeavors to obtain the best possible price for each share creditable to the purchase price for the object acquired; the Board will give due consideration to the stock market price of the Continental share at the time the own shares are sold.

The proposed resolution is furthermore designed to ensure that the Company's own shares can also be used to honor the subscription rights granted under the 1999 Share Option Plan. The subscription right exclusion proposed in this case takes this purpose into account. The key points of the 1999 Share Option Plan were resolved by the Annual Shareholders' Meeting on June 1, 1999. Up to the day of the Annual Shareholders' Meeting these points may be inspected at the business premises of Continental AG in Hanover during normal working hours. They are also available for viewing at the Continental website, www.conti-online.com under the "Investor Relations" link and at the Annual Shareholders' Meeting. On request, shareholders will be mailed a copy of the proposed resolution.

Finally, Letter h) ensures that the authorization to dispose of own shares shall remain in force for as long as and insofar as shares acquired on the basis of the acquisition authorization proposed in Letter a) are still held by the Company. Unlike the acquisition authorization, the disposal authorization does not expire on a specific date but as a consequence of its being exercised and via sale of the shares on the stock market or by tender offer to the shareholders.

PARTICIPATION IN THE ANNUAL SHAREHOLDERS' MEETING

Shareholders are entitled to participate in the Annual Shareholders' Meeting and exercise their voting rights provided they have deposited their shares at our Company Cashier's Office in Hanover, with a German notary public, at a bank for the central deposit of securities, or at one of the banks listed hereinbelow, or a branch of one of these, by the end of regular business hours on May 16, 2003 and leave said shares so deposited until the close of the Annual Shareholders' Meeting:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
ING-BHF-Bank AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale
M. M. Warburg & CO KGaA

Shares will be deemed deposited if they are held at a bank on behalf of and with the authorization of a depository and are not released until the close of the Annual Shareholders' Meeting.

We trust you will understand that due to the increase in the number of attendants to our Annual Shareholders' Meeting in recent years, no more than two admission tickets will be issued per shareholder.

PROXY

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or an association of shareholders.

As a special service to our shareholders, we are for the first time making available to them proxies appointed by the Company and bound to vote as instructed by the shareholder. These proxies can already be authorized prior to the Annual Shareholders' Meeting. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To ensure that the admission ticket is received on time, it should be ordered as early as possible at the depositary bank.

The powers of attorney for the proxies appointed by the Company are to be issued in an instrument in writing and must contain instructions on the exercise of the voting right. The power of attorney is not valid without these instructions. The proxies are obliged to vote as instructed. Further details on the issue of power of attorney and instruction will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting.

COUNTER MOTIONS FROM SHAREHOLDERS

Counter motions as per Section 126 Subsection 1 of the German Stock Corporation Act (AktG) to a proposal made by the Executive Board and by the Supervisory Board with respect to a specific item on the agenda are to be directed solely to:

Continental AG
Abteilung Hauptversammlung
Vahrenwalder Strasse 9
30165 Hanover

Fax: +49 (0) 511 938 - 10 40
E-mail: hv@conti.de

Counter motions filed by May 8, 2003 under one of these addresses will immediately be made available to the other shareholders at www.conti-online.com under "Investor Relations" on the left side of the start page. Motions sent to other addresses will not be considered.

Hanover, April 4, 2003

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Phone +49 (0) 511 938 - 01 | Fax +49 (0) 511 938 - 817 70 | mailservice@conti.de | www.conti-online.com
Company address | Vahrenwalder Strasse 9 | 30165 Hanover | Germany